

17005499



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

SEC FILE NUMBER
8- 48306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/16**___AND ENDING___**12/31/16**___

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PETERSEN INVESTMENTS INC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1959 HIGHWAY 34

	FIRM I.D. NO.

(No. and Street)

WALL	**NJ**	**07719**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  BERTRAM RILEY JR   **732-528-0880**

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUTZ & KUTZ CPA PC

(Name – *if individual, state last, first, middle name*)

475 NORTHERN BLVD STE 26	**GREAT NECK**	**NY**	**11021**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __BERTRAM RILEY JR_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PETERSEN INVESTMENTS INC__
_____ , as

of __DECEMBER 31_____ , 20 __16_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

PRESIDENT

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2016

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3 - 8

Kutz & Kutz, CPA, P.C.
Certified Public Accountants

475 Northern Blvd - Suite 26
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312
Email kutz.cpa@verizon.net

Accountants and Advisors

Andrew B. Kutz CPA
Paul J. Kutz CPA MS CFP

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Petersen Investments Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Investments, Inc. at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Kutz & Kutz
Certified Public Accountants PC
Great Neck, NY
February 7, 2017

PETERSEN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	46,706
Deposit with clearing broker (cash) (Note 8)		100,000
Receivable from clearing broker (Note 8)		436,043
Property and equipment (net of depreciation and amortization) (Note 6)		54,437
Deposits receivable		7,094
Prepaid expenses and other assets		111,962
TOTAL ASSETS	$	756,242

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	404,419
Chattel note payable	22,045
Other liabilities	17,252
Total Liabilities	443,716
Commitments and contingent liabilities (Note 7)	-

Stockholder's equity

Common stock, no par value, authorized 2,500 shares, issued and outstanding 100 shares	3,680
Additional paid in capital	583,958
Retained earnings (deficit)	(275,112)
Total Stockholder's Equity	312,526
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 756,242

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker - dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During October 2008, 100% of ownership of the Company was transferred to the Riley Family Trust.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer who carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker/dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the underlying lease. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements are amortized in accordance with Internal Revenue Service regulations for income tax purposes.

Fair Value of Financial Instruments

Financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2016 included the following:

Cash in bank	$46,688
Pro-checking money market at clearing broker	18
	$46,706

NOTE 4 - PROVISION FOR STATE AND LOCAL INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder, an electing small business trust, includes the "S Corporation" income or loss on its separate income tax returns. Accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status. The Company's "S" election also makes the recognition of a deferred tax provision unnecessary.

The Company recognizes and measures any unrecognized tax liabilities or benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax liabilities or benefits is adjusted when new information is available. Based on management's conclusion that all relevant tax positions are more likely than not to be upheld under examination no unrecognized tax liabilities or benefits are being recorded.

The Company files tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The U.S. federal income tax returns prior to 2011 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
State and local	$4,128	$0	$4,128

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also states that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 the Company's net capital was $139,033 which was $109,452 in excess of its required net capital of $29,581. The Company's aggregate indebtedness to net capital ratio was 3.19 to 1.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2016:

Automobiles	$100,143
Furniture and fixtures	41,621
Computers	167,392
	309,156
Less accumulated depreciation and amortization	(254,720)
	$54,436

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The company is liable for lease agreements on office space. The office leases expire in September of 2019. The Company also rents storage space on a month to month basis. Rental expense for the year ended December 31, 2016 was $98,486. Remaining commitments under the operating leases are as follows:

Year Ending December 31st:	Amount
2017	66,959
2018	68,648
2019	52,777
2020	0
	$188,384

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is involved in a customer dispute incidental to its securities business. As of the report date the case is ongoing and not settled.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of the dispute will result in any material adverse effect on the Company's financial position.

The Company did not settle any legal claims in 2016 and has one pending open legal claim as of the balance sheet date. The Company plans to vigorously defend itself against this litigation. Outside legal counsel has advised the Company that the range of any potential liability in this case is uncertain and therefore not quantifiable.

The Company currently has no open FINRA or SEC examinations.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2016 consist of the following:

	Receivable	Payable
Deposit at clearing broker	$100,000	$0
Receivable from clearing broker	436,043	
Payable to clearing broker		0
	$536,043	$0

NOTE 9 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement dated September 15, 2012, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10 - GUARANTEES

FASB ASC 460 , *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying situation (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Any payments made under these indemnification agreements therefore are expensed as incurred.

The Company provides representations and warranties to counter parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some of the counter parties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications are generally standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.